02018062

SECURIT̶̶̶̶̶̶̶̶̶̶ IMISSION
Washington, D.C. ~~~~

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 8 2002

SEC FILE NUMBER
8- 46788

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __January 1, 2001__ AND ENDING __December 31, 2001__
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   Michael Saunders Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   307 South Orange Avenue
                                 (No. and Street)

Sarasota	FL	34236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Saul Eiseman   941-955-8200
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Baumann, Raymondo & Company, PA
                       (Name — *if individual, state last, first, middle name*)

11210 North Dale Mabry	Tampa	Florida	33618
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
     ☒ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 0 2002

~~THOMSON FINANCIAL~~

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid ~~~~**

OATH OR AFFIRMATION

I, _____Saul Eiseman_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Michael Saunders Securities Corporation_____, as of _____December 31_____, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL SAUNDERS SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2001

TABLE OF CONTENTS



Baumann, Raymondo & Company PA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Michael Saunders Securities Corporation
Sarasota, Florida

We have audited the accompanying statement of financial condition of Michael Saunders Securities Corporation as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Michael Saunders Securities Corporation at December 31, 2001 and the result of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the Unites States of America.

Baumann, Raymondo & Company, P.A.
BAUMANN, RAYMONDO & COMPANY, P.A.
Tampa, Florida
February 6, 2002

11210 North Dale Mabry, Tampa, FL 33618-3881
(813) 960-3233 • Fax: (813) 960-0783 • Email: cpatpa@bsrcpa.com • Internet: www.bsrcpa.com

MICHAEL SAUNDERS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	13,989
Certificates of deposit		23,797
Prepaid expenses		498
TOTAL ASSETS	$	38,284

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	2,200
TOTAL LIABILITIES		2,200

STOCKHOLDER'S EQUITY

Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	34,207
Retained earnings	877
Total stockholder's equity	36,084

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	38,284

Read independent auditors' report.
The accompanying notes are an integral part
of these financial statements.

MICHAEL SAUNDERS SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE

Commissions	$	29,668
TOTAL REVENUE		29,668

OPERATING EXPENSES

Commissions	17,623
Professional fees	2,890
Consulting	1,800
Licenses and dues	789
Insurance	635
TOTAL OPERATING EXPENSES	23,737
INCOME FROM OPERATIONS	5,931

OTHER INCOME

Interest income		1,309
NET INCOME	$	7,240

Read independent auditors' report.
The accompanying notes are an integral part
of these financial statement.

MICHAEL SAUNDERS SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	SHARES ISSUED	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, DECEMBER 31,2000	1,000	$ 1,000	$ 34,207	$ (6,363)	$ 28,844
Net income	-	-	-	7,240	7,240
BALANCE, DECEMBER 31,2001	1,000	$ 1,000	$ 34,207	$ 877	$ 36,084

Read independent auditors' report.
The accompanying notes are an intergral part
of these financial statements.

MICHAEL SAUNDERS SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

The Company had no subordinated claims as of December 31, 2001, or at any time during the year then ended.

Read independent auditors' report.
The accompanying notes are an integral part
of these financial statement.

MICHAEL SAUNDERS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 7,240
Adjustments to reconcile net income to net cash provided by operating activities	
Change in market value of certificate of deposit	(1,309)
(Increase) decrease in assets:	
Prepaid expenses	(86)
Increase (decrease) in liabilities	
Accounts payable	2,200
Total adjustments	805
Net cash provided by operating activities	8,045

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of certificate of deposit	(6,716)
Net cash (used) by investing activities	(6,716)

CASH FLOWS FROM FINANCING ACTIVITIES — -

NET INCREASE IN CASH — 1,329

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR — 12,660

CASH AND CASH EQUIVALENTS, END OF YEAR — $ 13,989

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Michael Saunders Securities Corporation (the "Company") is a broker-dealer who transacts business through correspondent brokers and does not hold customer securities or funds.

The Company adheres to the reporting requirements of the Securities and Exchange Commission under Rule 17a-5, which is consistent with financial statement reporting under generally accepted accounting principles.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Revenue Recognition

Customers' securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits.

NOTE B - INCOME TAXES

The Company with consent of its stockholder has elected S corporation status for the Company. Under this election, the sole stockholder is taxed on her share of the Company's taxable income (loss). Therefore, no provision for Federal or state income taxes have been included in the financial statements.

Read independent auditors' report.

NOTE C - RELATED PARTY TRANSACTIONS

All of the Company's business is transacted with an affiliated company owned by the stockholder. Additionally, the affiliate provides management, operating and accounting services to the Company at no charge.

NOTE D - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000. The Company had net capital of $35,586 at December 31, 2001. The net capital rules may effectively restrict the payment of dividends to the Company's stockholder. The Company operates pursuant to the (K) (2) (ii) exemptive provisions of the Securities and Exchange Commissions rule 15c3-3 and does not hold customer funds or securities. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The Company's ratio was .06 to 1 at December 31, 2001.



Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
Michael Saunders Securities Corporation
Sarasota, Florida

We have audited the accompanying financial statements of Michael Saunders Securities Corporation for the year ended December 31, 2001. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of Computations of Net Capital and Net Capital Requirements Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission are presented for the purposes of additional analysis and are not a required part of the basic financial statements. The accompanying schedules are required by Rule 17a-5 of the basic financial statements. The accompanying schedules are required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the testing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is exempt from the determination of reserve requirements in compliance with provisions under SEC Rule 15c3-3.

BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
February 6, 2002

Net Capital

Stockholder's Equity	$	36,084

Deductions - Non allowable assets
prepaid expenses 498
Total deductions - non allowable assets 498

Net capital * $ 35,586

Aggregate Indebtedness

Liabilities $ 2,200

Computation of Basic Net Capital Requirement

Minimum net capital requirement per SEC Rule 15c3-1 $ 5,000

Ratio of Aggregated Indebtedness to Net Capital .06 to 1

* Reconciliation with Company's computation of net capital

Net capital, as reported in Company's focus report(unaudited) $ 36,084
Less non allowable assets not deducted on focus report 498
Net capital, as reported above $ 35,586

See independent auditors' report on supplementary information.

The Company is exempt from the determination of reserve requirements under provisions of SEC Rule 15c3-3 exemption K-2ii.

See independent auditors' report on supplementary information.



Baumann, Raymondo
& Company PA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Michael Saunders Securities Corporation
Sarasota, Florida

In planning and performing our audit of the financial statements of Michael Saunders Securities Corporation for the year ended December 31, 2001 we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system of internal accounting control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11210 North Dale Mabry, Tampa, FL 33618-3881
(813) 960-3233 • Fax: (813) 960-0783 • Email: cpatpa@bsrcpa.com • Internet: www.bsrcpa.com

The Board of Directors
Michael Saunders Securities Corporation

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

*   *   *   *   *

This report is intended for the use of management of Michael Saunders Securities Corporation and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
February 6, 2002

MICHAEL SAUNDERS SECURITIES CORPORATION

FINANCIAL STATEMENTS

together with

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001



Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS